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                                                                     EXHIBIT 3.4


     At a meeting of the Board of Directors of The Ashton Technology Group, Inc. held on October 22, 1996, the first paragraph of Article V, Section 6 of the By-Laws of Ashton was duly amended to provide in its entirety as follows:

          "The chairman of the board shall preside at each meeting of the stockholders and of the board and shall be an ex officio member of all committees of the board. He shall perform all duties incident to the office of chairman of the board and such duties as may from time to time be assigned to him by the board of directors.

          The president shall be the chief executive officer of the Corporation and shall have the general and active supervision and direction over the business operations and affairs of the Corporation and over its several officers, agents and employees, subject, however, to the direction of the chairman of the board and the control of the board of directors. At the request of the chairman of the board, or in the case of his absence or inability to act, the president shall perform the duties of the chairman of the board, including presiding at meetings of stockholders and directors and when so acting, shall have all the powers of, and be subject to all the restrictions upon, the chairman of the board. In general, the president shall have such other powers and shall perform such other duties as usually pertain to the office of president or as may be assigned to him, from time to time, by the board, the chairman of the board or these by-laws."

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